October 19, 2005

Via EDGAR Transmission

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

RE:	Turkcell Iletisim Hizmetleri A.S. Form 20-F for fiscal year ended December 31, 2004 File No. 1-15092

Dear Mr. Spirgel,

We are writing in response to your letter of August 22, 2005, containing comments with respect to the Form 20-F Report of Turkcell Iletisim Hizmetleri A.S. (“Turkcell” or the “company”) for the fiscal year ended December 31, 2004 (the “Form 20-F”).

In this letter, you asked about the company’s participation in the Irancell Consortium and the company’s planned operations in Iran. The questions raised by the staff, together with the company’s response, are set forth below. For your convenience, we have repeated your comment along with our reply. Capitalized terms used in this letter without definition are used as defined in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2004

1.	We note your participation in Irancell, a consortium of telecommunications companies that has been awarded a GSM license by the Iranian government to develop the country's mobile communications network system. We also note that, in addition to the Irancell GSM license agreement, the company has plans for expanding operations in Iran. In view of the fact that Iran has been identified by the U.S. State Department as state sponsors of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC), please advise us of the materiality to the company of its proposed operations in Iran, and give us your view as to whether those operations constitute a material investment risk for your security holders. In addition, because there are several conflicting published reports concerning the status of the consortium's revised Irancell license agreement, please advise us of the current status of the agreement and confirm whether you have ultimately accepted the revised terms of the agreement. In your response, please explain the material terms of the revised agreement. Please also give us an overview of your proposed timeline for formally beginning operations in Iran.

Turkcell and Ericsson Telekomunikasyon AS ("Ericsson Turkey") established a company named East Asian Consortium BV ("Eastasia") to invest in the Iranian GSM business through the Irancell Consortium ("Irancell"). Turkcell and Ericsson Turkey own 85% and 15% of Eastasia, respectively. Through its shareholding in Eastasia, Turkcell expected to hold an indirect majority shareholding in Irancell, with the remainder of the shares owned indirectly

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 19, 2005

by Ericsson Turkey and by two Iranian companies, Parman Ertebat and Iran Electronic Development Company. As disclosed in the Form 20-F, in September 2004, the Iranian government awarded Irancell a GSM license and the parties entered into a license agreement, which was subject to the approval of the Iranian Parliament. Under the license agreement, Irancell is obliged to pay an upfront license fee of (euro)300 million and an ongoing license fee based on a percentage of the greater of actual or precommitted gross revenues. On April 25, 2005, the Iranian Parliament amended the terms of the license agreement and made a revised proposal, requiring, among other things that Eastasia reduce its shareholding in Irancell to 49%. Agreement has been reached with the Iranian government to reduce Eastasia's shareholding in Irancell to 49%. Turkcell has not, however, finalized negotiation of the revised shareholder structure of Irancell with the other members of the consortium. The Iranian government has set a deadline of November 21, 2005 for the members of the consortium to finalize Irancell's shareholder structure. Turkcell is continuing to negotiate the terms of its shareholding in Irancell with the other members of the consortium. The level of Turkcell's shareholding in the revised Irancell consortium structure, including whether Turkcell will participate at all in Irancell, is uncertain and subject to continuing negotiation.

In addition to the foregoing, Turkcell believes that the Iranian government's Ministry of Communication and Information Technology (the "Ministry") has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM license process. As a result, on October 16, 2005 Turkcell initiated a lawsuit in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM license process.

Although Irancell has plans for commencing operations in Iran, it has not commenced operations in Iran and will not do so, if at all, prior to finalizing the terms of the revised Irancell consortium shareholder structure. Although Turkcell does not currently conduct any operations in Iran, to the extent the members of the consortium finalize the shareholder structure of Irancell with one another and Irancell commences operations in Iran, such operations may in the future be material to Turkcell. Therefore, Turkcell has disclosed the status of Irancell's negotiations with the Iranian government and its negotiations with the other participants in Irancell and its proposed operations in Iran in its Form 20-F. As with any other investment, our potential investment in Iran through Eastasia and the Irancell consortium involves risk. We will continue to provide appropriate disclosure about this potential investment in our Form 20-F filings with the Commission.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission. We further acknowledge that staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission. Finally, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 19, 2005

Please do not hesitate to call us with respect to this response on +90 212 313 1244 or James Bartos or Dan Kiely of Shearman & Sterling LLP on +44 20 7655 5000. Many thanks.

Yours sincerely,

TURKCELL ILETISIM HIZMETLERI A.S.

/s/ Ekrem Tokay
Ekrem Tokay

cc:	U.S. Securities and Exchange Commission Ms. Inessa Berenbaum Mr. Franklin Green Ms. Sharon Virga